UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT No. 1)

ALLEGRO BIODIESEL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

252532106
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 252532106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 290,159 (1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 290,159 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 290,159 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%

12.	TYPE OF REPORTING PERSON PN

(1) Represents shares of common stock owned by Mercator Momentum Fund, L.P. that are currently outstanding. Mercator Momentum Fund, L.P. also owns warrants to purchase common stock and Series A Preferred Stock, the terms of which do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since M.A.G. Capital, LLC has exceeded this 9.99% limit, this Schedule does not include any shares of common stock issuable upon exercise of any of the warrants or upon the conversion of any of the Series A Preferred Stock.

CUSIP NO. 252532106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 272,542 (1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 272,542 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 272,542 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%

12.	TYPE OF REPORTING PERSON PN

(1) Represents shares of common stock owned by Mercator Momentum Fund III, L.P. that are currently outstanding. Mercator Momentum Fund III, L.P. also owns warrants to purchase common stock and Series A Preferred Stock, the terms of which do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since M.A.G. Capital, LLC has exceeded this 9.99% limit, this Schedule does not include any shares of common stock issuable upon exercise of any of the warrants or upon the conversion of any of the Series A Preferred Stock.

CUSIP NO. 252532106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 3,717,516 (1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 3,717,516 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,717,516 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%

12.	TYPE OF REPORTING PERSON CO

(1) Represents shares of common stock owned by Monarch Pointe Fund, Ltd. that are (i) currently outstanding and (ii) issuable upon the conversion of an outstanding $1,000,000 convertible promissory note. Monarch Pointe Fund, Ltd. also owns warrants to purchase common stock and Series A Preferred Stock, the terms of which do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since this 9.99% limit has been exceeded, this Schedule does not include any shares of common stock issuable upon exercise of any of the warrants or upon the conversion of any of the Series A Preferred Stock.

CUSIP NO. 252532106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 4,280,217 (1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 4,280,217 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,280,217 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%

12.	TYPE OF REPORTING PERSON IA

(1) Represents shares of common stock owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd. that are currently outstanding, and shares of common stock that are issuable to Monarch Pointe Fund, Ltd., upon conversion of an outstanding $1,000,000 convertible promissory note. The number of shares set forth in this row does not include any shares issuable to any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd. under the warrants and Series A Preferred Stock owned by them. The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, since Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC each beneficially owns more than 9.99% as of the date of this filing, this Schedule does not include the shares of common stock issuable upon exercise of the warrants or conversion of the Series A Preferred Stock.

CUSIP NO. 252532106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 4,280,217 (1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 4,280,217 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,280,217 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%

12.	TYPE OF REPORTING PERSON IN

(1) Represents shares of common stock owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd. that are currently outstanding, and shares of common stock that are issuable to Monarch Pointe Fund, Ltd., upon conversion of an outstanding $1,000,000 convertible promissory note. The number of shares set forth in this row does not include any shares issuable to any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd. under the warrants and Series A Preferred Stock owned by them. The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, since Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC each beneficially owns more than 9.99% as of the date of this filing, this Schedule does not include the shares of common stock issuable upon exercise of the warrants or conversion of the Series A Preferred Stock.

Item 1(a). Name of Issuer.

The name of the issuer is Allegro Biodiesel Corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 6033 West Century Blvd., Suite 850, Los Angeles, California 90045.

Item 2(a). Name of Person Filing.

This statement is filed by Mercator Momentum Fund, L.P. (“Momentum Fund”), Mercator Momentum Fund III, L.P. (“Momentum Fund III” together with Momentum Fund, the “Funds”), Monarch Pointe Fund, Ltd. (“MPF”), M.A.G. Capital, LLC (“MAG”) and David F. Firestone (“Firestone”). This statement relates to the securities directly owned by the Funds, MPF and MAG. MAG is the general partner of each of the Funds and controls the investments of MPF. Firestone is the Managing Member of MAG. As a result of their control over the Funds and MPF, Firestone and MAG are deemed to beneficially own the securities of the Funds and MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayer Street Lower, Dublin 1, Republic of Ireland.

Item 2(c). Citizenship.

Each of the Funds is a California limited partnership. MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands. Firestone is a United States citizen.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 252532106.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a) [  ] Broker or dealer registered under Section 15 of the Act
(b) [  ] Bank as defined in Section 3(a)(6) of the Act
(c) [  ] Insurance Company as defined in Section 3(a)(19) of the Act
(d) [  ] Investment Company registered under Section 8 of the Investment Company Act of 1940
(e) [  ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) [  ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
          Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g) [  ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership.

Items 5-11 of each Reporting Person’s respective cover page is incorporated herein by this reference. The percentage of class of securities in row 11 of the cover page is based on the assumption that the Issuer had 22,638,616 shares of Common Stock outstanding, which is the sum of the 21,715,539 shares of Common Stock reported as outstanding in the Issuer’s Form 10-QSB for the quarter ended September 30, 2007, filed on November 13, 2007 and the 923,077 shares of Common Stock issued to MPF upon exercise of certain warrants pursuant to an exercise notice sent to the Issuer on November 13, 2007. The warrants were executed for total cash consideration of $600,000.

Momentum Fund owns 1,160,000 shares of Series A Preferred Stock (“Series A Shares”), warrants to purchase up to 707,318 shares of Common Stock, and 290,159 shares of Common Stock.

Momentum Fund III owns 2,240,000 Series A Shares, warrants to purchase up to 1,365,854 shares of Common Stock, and 272,542 shares of Common Stock.

MPF owns 7,260,000 Series A Shares, warrants to purchase up to 3,503,751 shares of Common Stock, and 2,179,055 shares of Common Stock.

Neither MAG nor Firestone directly owns any securities of Issuer.

The documentation governing the terms of the Series A Shares contains provisions that limit the conversion of such shares. The Series A Preferred Stock is subject to the limitation that the Reporting Persons do not at any time beneficially own more than 9.99% of the Issuer's then outstanding Common Stock if a Reporting Person elects to convert, as determined under Section 13(d) of the Securities Exchange Act of 1934. Additionally, the conversion of the Series A Shares is subject to the approval of the Issuer's shareholders.

The warrants are exercisable subject to the limitation that the Reporting Persons do not at any time beneficially own more than 9.99% of the Issuer's then outstanding Common Stock if a Reporting Person elects to convert, as determined under Section 13(d) of the Securities Exchange Act of 1934. This limitation was waived with respect to only the 923,077 shares of Common Stock exercised by MPF on November 13, 2007.

On November 21, 2007, the Issuer issued to MPF a convertible promissory note for the principal sum of $1,000,000, due and payable on March 31, 2008. The note is convertible at any time at either party’s election, and is currently convertible into approximately 1,538,461 shares of Common Stock at a conversion price of $0.65 per share.

Item 5. Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

On February 28, 2007, Mercator Focus Fund, L.P. was dissolved and the 21,681 shares of Common Stock held by Mercator Focus Fund were distributed to a third party, not affiliated to any of the Reporting Persons.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	MERCATOR MOMENTUM FUND, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ David Firestone David Firestone, Managing Member
Dated: February 13, 2008	MERCATOR MOMENTUM FUND III, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ David Firestone David Firestone, Managing Member
Dated: February 13, 2008	MONARCH POINTE FUND, LTD. By: M.A.G. CAPITAL, LLC, its investment advisor By: /s/ David Firestone David Firestone, Managing Partner
Dated: February 13, 2008	M.A.G. CAPITAL, LLC By: /s/ David Firestone David Firestone, Managing Member
Dated: February 13, 2008	/s/ David F. Firestone David F. Firestone

EXHIBIT A
AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 13, 2008

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

MERCATOR MOMENTUM FUND, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ David Firestone David Firestone, Managing Member	MERCATOR MOMENTUM FUND III, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ David Firestone David Firestone, Managing Member
MONARCH POINTE FUND, LTD. By: M.A.G. CAPITAL, LLC, its investment advisor By: /s/ David Firestone David Firestone, Managing Partner	M.A.G. CAPITAL, LLC By:/s/ David Firestone David Firestone, Managing Member
/s/ David F. Firestone David F. Firestone